UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly Held Company
CNPJ No. 02.429.144/0001 -93

RELEVANT FACT

CPFL Energia S.A. (“Company”), in accordance with the terms of Paragraph 4 of Art. 157 Law No. 6.404/76 and CVM No. 358/02, makes the following communiqué to the shareholders and to the market:

1. On August 10th 2006, Bradespar S.A. (“Bradespar”) and VBC Energia S.A. (“VBC-E”) released relevant facts (“Relevant Facts”) communicating in synthesis that Votorantim Energia Ltda. (“Votorantim”), Camargo Correa Energia S.A. (“Camargo Correa”) and Bradespar commemorated the agreement to carry out a stockholding reorganization involving shares issued by the Company, held through the intermediary of VBC Participações S.A. (“VBC-P”) and by VBC-E itself. The implementation of the aforesaid stockholding reorganization is dependent on the approval of BNDES Participações S.A. and should be concluded by next December.

2. Upon conclusion of the reorganization, (I) VBC-E will be controlled in equal parts by Votorantim and Camargo Correa and will remain a member of the group under the control of the Company, (II) the quantity of 122.945.367 shares of VBC-E which make up the controlling block of the Company will not suffer alteration, therefore there will be no modification in the composition of the Company’s controlling block and (III) Bradespar will withdraw from the companies VBC-E and VBC-P becoming a nominal shareholder of stocks issued by the Company.

3. Upon receipt of additional information regarding this matter, the Company will maintain stockholders and the market informed with regard to the aforementioned reorganization.

São Paulo, August 16th 2006.

José Antonio de Almeida Filippo
Financial Vice-President and Head of Investor Relations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.